Exhibit 99.10
PricewaterhouseCoopers LLP
Chartered Accountants
111 5 Avenue SW, Suite 3100
Calgary, Alberta
Canada T2P 5L3
Telephone +1 403 509 7500
Facsimile +1 403 781 1825
EnCana Corporation
1800 — 855 — 2nd Street S.W.
Calgary, Alberta T2P 2S5
October 29, 2009
Dear Sirs/Mesdames:
We hereby consent to (i) the incorporation by reference in EnCana Corporation’s Registration Statement on Form 40-F, (ii) the incorporation by reference in registration statements on Form F-3 (File No. 333-150360), (iii) the incorporation by reference in registration statements on Form S-8 (File Nos. 333-13956, 333-85598, 333-124218, and 333-140856), and (iv) the incorporation by reference in registration statements on Form F-9 (File No. 333-149370), of (a) our audit report dated February 19, 2009, relating to the EnCana Corporation Consolidated Financial Statements as at December 31, 2008 and December 31, 2007, and for each of the years in the three year period ended December 31, 2008 and the effectiveness of internal control over financial reporting of EnCana Corporation as of December 31, 2008; (b) our audit report dated October 20, 2009, relating to the Carve-Out Consolidated Financial Statements of Cenovus Energy as at December 31, 2008 and December 31, 2007, and for each of the years in the three year period ended December 31, 2008 and the effectiveness of EnCana Corporation’s internal control over the Cenovus carve-out financial reporting as of December 31, 2008 and (c) our audit report dated October 20, 2009 relating to the 7050372 Canada Inc. financial statements as at December 31, 2008 and for the period from September 24, 2008 to December 31, 2008.
Yours truly,
CHARTERED ACCOUNTANTS
Calgary, Alberta
“PricewaterhouseCoopers” refers to PricewaterhouseCoopers LLP, an Ontario limited liability partnership, or, as the context requires, the PricewaterhouseCoopers global network or other member firms of the network, each of which is a separate and independent legal entity.